UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Cameco Corporation — Annual Meeting — May 27, 2009, Report of Voting Results
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2009	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

May 28, 2009 Canadian Securities Administrators	GARY M. S. CHAD, Q.C.
 Senior Vice-President,
Governance, Law and
Corporate Secretary

 CAMECO CORPORATION
 Corporate Office
2121 – 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3

Tel 306.956.6303
Fax 306.956.6312
www.cameco.com
Cameco Corporation
Annual Meeting May 27,2009
Report of Voting Results
Under National Instrument 51-102
In accordance with Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Cameco Corporation (the “Corporation”) held on May 27, 2009. Each of the matters set forth below is described in greater detail in the Notice for the Meeting and Management Proxy Circular mailed to Shareholders prior to the Meeting.
The matters voted upon at the Meeting and the results of the voting were as follows:
Item 1:     Election of Directors
The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

John H. Clappison Joe F. Colvin James. R. Curtiss George S. Dembroski Donald H. F. Deranger James K. Gowans Gerald W. Grandey	Nancy E. Hopkins Oyvind Hushovd J.W. George Ivany A. Anne McLellan A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk
NUCLEAR. The Clean Air Energy.

May 28, 2009

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, the voting results for the election of directors would have been:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
John H. Clappison	183,166,597	98.27%	3,229,246	1.73%
Joe Colvin	185,151,608	99.33%	1,244,234	0.67%
James R. Curtiss	182,153,309	97.72%	4,242,533	2.28%
George S. Dembroski	184,804,220	99.15%	1,591,622	0.85%
Donald H. F. Deranger	182,495,166	97.91%	3,900,676	2.09%
James K. Gowans	185,343,295	99.44%	1,052,547	0.56%
Gerald W. Grandey	185,421,936	99.48%	973,906	0.52%
Nancy E. Hopkins	185,067,727	99.29%	1,328,116	0.71%
Oyvind Hushovd	184,717,879	99.10%	1,677,964	0.90%
J.W. George Ivany	184,713,344	99.10%	1,682,499	0.90%
A. Anne McLellan	184,619,828	99.05%	1,776,014	0.95%
A. Neil McMillan	185,168,507	99.34%	1,227,335	0.66%
Robert W. Peterson	184,781,588	99.13%	1,614,254	0.87%
Victor J. Zaleschuk	184,828,474	99.16%	1,567,369	0.84%

Item 2:     Appointment of Auditors
By a vote by way of show of hands, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.
If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, the voting results for appointment of auditors would have been:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
185,621,270	99.59%	770,522	0.41%

Cameco Corporation
By:	“Gary M. S. Chad”
Gary M. S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary